UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Explanatory Note

This Amendment No. 1 to the Form 6-K originally filed by VEON Ltd. (the “Company”) with the Securities and Exchange Commission on May 2, 2019 (the “Original Form 6-K”) is being filed to correct an error contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. On page 5 of the Original Form 6-K, Selling, general and administrative expenses for the quarter ended March 31, 2019, erroneously states an amount of US$368 million, which incorrectly includes a US$350 million gain recorded separately in the income statement within Other operating gains / (losses) as a result one-off gain from a vendor. The correct amount of Selling, general and administrative expenses (i.e., US$ 718 million) and explanation was accurately disclosed in the financial statements and Note 4 included in the Original Form 6-K. There is no change to the operating profit or net profit for the period in the income statement as a result of this correction. This Amendment No. 1 does not otherwise amend, modify or update any other disclosure in the Original Form 6-K.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 7, 2019

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2019 and 2018, and the related notes, attached hereto.

References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three months ended March 31, 2019 and 2018 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.

The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2018 (our "2018 Annual Report"). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 3 to our audited consolidated financial statements included in our 2018 Annual Report.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

•	our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;

•	our targets and strategic initiatives in the various countries in which we operate;

•	our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;

•	our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;

•	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

•	our expectations regarding our capital and operational expenditures in and after 2019

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•
our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;

•	our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;

•	our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;

•	our plans regarding marketing and distribution of our products and services, including customer loyalty programs;

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	1

•	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

•	our expectations regarding management changes;

•
possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), as well as any litigation or additional investigations related to or resulting from the agreements, any changes in company policy or procedure resulting from the review by the independent compliance monitor, the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of its resolutions with the DOJ, SEC, and OM; and

•	other statements regarding matters that are not historical facts.

These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include:

•
risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

•
in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

•
risks related to the impact of export and re-export restrictions on our and our suppliers' ability to procure products, technology, or software necessary for the service, production and satisfactory delivery of supplies, support services, software, and equipment that we source from them - for example, in April 2018, the U.S. Department of Commerce issued, under the Export Administration Regulations, a Denial Order to ZTE Corporation (“ZTE”), an important third-party supplier, which prohibited, among other things, exports and re-exports of U.S. products, technology and software to and from ZTE and restricted our ability to receive certain services from ZTE, each of which could have led to service degradation and disruptions in certain markets, and in January 2019, the U.S. Department of Justice brought criminal charges against Huawei, another third-party supplier, alleging theft of trade secrets, violations of U.S. sanctions on Iran, and related bank and wire fraud;

•	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio;

•
risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•
risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;

•
risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

•
risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us including our ability to keep pace with technological change and evolving industry standards;

•
risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs, and the review by the independent compliance monitor;

•	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

•
risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

•
risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

•	risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

•	other risks and uncertainties, including those set forth in Item 3—Key Information—D. Risk Factors in our 2018 Annual Report.

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	2

These factors and the other risk factors described in our 2018 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 210 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 10 countries: Russia, Pakistan, Algeria, Uzbekistan, Ukraine, Bangladesh, Kazakhstan, Kyrgyzstan, Armenia and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2018.

REPORTABLE SEGMENTS
VEON Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. We currently operate and manage VEON on a geographical basis. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies. Our reportable segments currently consist of the following seven segments: Russia; Pakistan; Algeria; Bangladesh; Ukraine; Uzbekistan; and HQ (transactions related to management activities within the group in Amsterdam and London). “Others” represents our operations in Kazakhstan, Kyrgyzstan, Armenia, and Georgia as well as intercompany eliminations and costs relating to centrally managed operations monitored outside of VEON’s headquarters.
For further details please see Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.

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KEY DEVELOPMENTS DURING THE FIRST QUARTER OF 2019

Q1 2019 REVENUE AND EBITDA ORGANIC1 GROWTH IN LINE WITH FY 2019 FINANCIAL GUIDANCE; REPORTED REVENUE DECLINE IMPACTED BY CURRENCY WEAKNESS
Organic revenue growth of 7.4% and organic EBITDA growth of 10.3% year on year were mainly attributable to operational strength in Pakistan and Ukraine, and organic EBITDA margin improvement of 1.0 percentage points year on year was attributable to lower costs. Q1 2019 operational performance was consistent with FY 2019 guidance of low single-digit organic revenue growth and for low to mid-single digit organic EBITDA growth. Reported revenue continued to be impacted by currency weakness and decreased by 5.6% to US$2,124 million due to currency headwinds of US$291 million.
COST INTENSITY IMPROVED BY 1.9 PERCENTAGE POINTS DURING Q1 2019
Cost intensity improved by 1.9 percentage points year on year during Q1 2019, attributable to lower service costs in Russia and Ukraine and the early impact of other cost reduction initiatives across the Group’s operating companies. VEON announced with its 2018 results its commitment to reduce the cost intensity ratio by at least 1 percentage point organically1 per annum between 2019 and 2021, from 61.8% as reported in FY 2018. Efficiency initiatives are focused on service costs and technology, commercial, general and administrative expenses and are expected to be visible starting from the second half of 2019. At the Group level, the main contributor to cost intensity improvement for 2019 is still expected to be further reduction in VEON’s corporate costs. Cost intensity is defined as service costs plus selling, general and administrative costs less other revenue divided by total service revenue.
EBITDA WAS BOOSTED BY EXCEPTIONAL INCOME OF US$350 MILLION IN Q1 2019
VEON announced in February 2018 a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. As a result of this arrangement, VEON recorded exceptional income of US$350 million from Ericsson as EBITDA in Q1 2019. US$175 million was received in Q1 2019 and the remaining half is expected to be received in Q2 2019.
This revised arrangement enables VEON to continue upgrading its IT infrastructure with new digital business support systems (DBSS) using existing software from Ericsson which is already deployed in certain operating companies within VEON. This upgrade is expected to support the creation of a more personalized, richer experience of VEON’s services for customers and, over time, reduce overall operating costs.
IFRS 16 IMPACT
IFRS 16 replaced the IAS 17 Leases and became effective on January 1, 2019. The new lease standard requires assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding lease liability. The opening balance of the lease asset and lease liability amounted to US$1.9 billion with no material impact on opening equity (i.e. an equal increase in assets and liabilities). The amount was recorded in January 2019. As a rule, lease expenses are no longer recorded in the income statement from January 1, 2019. Instead, new depreciation and interest expenses are recorded stemming from the newly recognized lease assets and lease liabilities. In addition, leasing expenses are no longer presented as operating cash outflows in the statement of cash flows, but instead are included as part of the financing cash outflow. Interest expenses from the newly recognized lease liability are presented in the cash flow from operating activities.
The IFRS 16 impact in Q1 2019 is presented throughout this document.
FINAL 2018 DIVIDEND OF US 17 CENTS PER SHARE PAID ON MARCH 20, 2019
On March 20, 2019, VEON paid a final dividend in respect of the 2018 financial year of US 17 cents per share, bringing total 2018 dividends to US 29 cents per share.
VEON’S FREE FLOAT INCREASED TO 34.9% AFTER TELENOR’S SALE OF VEON SHARES
VEON’s free float increased further to 34.9% after Telenor East Holding II AS (“Telenor”) sold 100,000,000 common shares in the form of American Depositary Shares (“ADSs”) listed on the NASDAQ Global Select Market at a public offering price of US$2.16 (approximately Euro 1.92) per ADS. The offering, which represents 5.7% of VEON's total outstanding equity, followed prior offerings by Telenor in September 2016, April 2017 and September 2017. The transaction settled on March 29, 2019 and Telenor now holds approximately 8.9% of VEON’s total outstanding equity.
VEON did not receive any proceeds from Telenor’s sale of VEON shares and the sale did not result in any dilution of VEON´s issued and outstanding shares.

1Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio. Organic change excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	4

VEON SUBMITTED MANDATORY TENDER OFFER IN RELATION TO GLOBAL TELECOM HOLDING (“GTH”)
On February 10, 2019, VEON submitted a public mandatory cash tender offer (“MTO”) with the Egyptian Financial Regulatory Authority for the purchase of up to 1,997,639,608 shares, representing 42.31% of GTH’s issued shares, at a price of EGP 5.30 per share. The proposed offer price represents a 45.8% premium over GTH’s average three months share price and 50.5% premium over GTH’s average six months share price, respectively, to February 7, 2019. As previously announced, VEON intends to take GTH private following the MTO.
THREE MONTHS ENDED MARCH 31, 2019 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2018

	Three months ended March 31,
In millions of U.S. dollars	2019	2018*

Consolidated income statements data:
Service revenue	2,005	2,156
Sale of equipment and accessories	89	61
Other revenue	30	33
Total operating revenue	2,124	2,250

Service costs	(368)	(438)
Cost of equipment and accessories	(90)	(59)
Selling, general and administrative expenses	(718)	(899)
Other operating gains / (losses)	350	—
Depreciation	(403)	(354)
Amortization	(94)	(126)
Impairment (loss) / reversal	(6)	(3)
Gain / (loss) on disposals of non-current assets	(7)	(17)

Operating profit	788	354

Finance costs	(211)	(217)
Finance income	14	19
Other non-operating losses	4	(9)
Net foreign exchange gain	14	12
Profit / (loss) before tax	609	159
Income tax expense	(79)	(117)
Profit / (loss) from continuing operations	530	42
Profit / (loss) after tax from discontinued operations	—	(130)
Profit / (loss) for the period	530	(88)

Attributable to:
The owners of the parent (continuing operations)	495	18
The owners of the parent (discontinued operations)	—	(130)
Non-controlling interest	35	24
	530	(88)
* * Prior year comparatives are restated following the disposal of Italy Joint Venture and retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation and amortization charges in respect of Deodar in.
The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.

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TOTAL OPERATING REVENUE

	Three months ended March 31,
In millions of U.S. dollars, includes intersegment revenue	2019	2018

Russia	1,048	1,166
Pakistan	362	368
Algeria	192	203
Bangladesh	134	129
Ukraine	188	156
Uzbekistan	64	76
Other	136	152

Total operating revenue	2,124	2,250

Our consolidated total operating revenue decreased by 6% year-on-year, primarily due to a decrease of total operating revenue in Russia due to the devaluation of the Russian ruble.

ADJUSTED EBITDA

	Three months ended March 31,
In millions of U.S. dollars	2018	2017

Russia	468	443
Pakistan	183	175
Algeria	89	91
Bangladesh	60	47
Ukraine	118	89
Uzbekistan	32	34
HQ	292	(80)
Others	56	55
Total Adjusted EBITDA	1,298	854

Our consolidated Adjusted EBITDA increased by 52% year-on-year, primarily due to the recognition of a one-off gain from vendor of US$350 million and US$126 million associated with the adoption of IFRS 16 as described in Notes 1, 2 and 14 to our interim condensed consolidated financial statements attached hereto.
OPERATING PROFIT
Our consolidated operating profit increased to US$788 million in the three months ended March 31, 2019 compared to US$354 million in the three months ended March 31, 2018, primarily due to the recognition of a one-off gain from a vendor of US$350 million and US$126 million associated with the adoption of IFRS 16 as described in Notes 1, 2 and 14 to our interim condensed consolidated financial statements attached hereto. The increase was partially offset by an increased depreciation charge of right-of-use assets associated with the adoption of IFRS 16.
NON-OPERATING PROFITS AND LOSSES

FINANCE COSTS
Our consolidated finance costs decreased by 3% year-on-year, primarily due to significantly lower average debt levels, which was partially offset by the impact of the introduction of IFRS16 and higher average interest rates on our debt resulting from an increased share of Russian ruble in our debt currency mix.
FINANCE INCOME
Our consolidated finance income decreased primarily due to lower interest rates on our deposits and, on average, a lower amount of deposits.

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OTHER NON-OPERATING LOSSES
Year-on year there were no material changes of other non-operating losses.
NET FOREIGN EXCHANGE GAIN/(LOSS)
Year-on year there were no material changes of net foreign exchange gain/(loss).
INCOME TAX EXPENSE AND PROFIT / (LOSS)
INCOME TAX EXPENSE
Our consolidated income tax expense decreased by 32% to US$79 million in the three months ended March 31, 2019 compared to US$117 million in the three months ended March 31, 2018.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.
PROFIT / (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS
During the three months ended March 31,2018, we recorded a loss of US$130 million, which was attributable to the operations of the Italy Joint Venture. We exited the Italy Joint Venture in September 2018.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
The year-on-year change of our profit / (loss) for the period attributable to the owners of the parent from continuing operations was mainly due to increased operating profit as discussed above.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON CONTROLLING INTEREST
The year-on-year change of profit / (loss) for the period attributable to non controlling interest was mainly driven by higher net profit recognized by GTH during the three months ended March 31, 2019.

RUSSIA

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	1,048	1,166	-10%
Mobile service revenue	831	954	-13%
- of which fixed-mobile convergence (“FMC”)	34	30	12%
- of which mobile data	227	266	-15%
Fixed-line service revenue	129	156	-17%
Sales of equipment, accessories and other	88	56	56%
Operating expenses	580	723	-20%
Adjusted EBITDA	468	443	6%
Adjusted EBITDA margin	44.7%	38.0%	6.7pp

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RESULTS OF OPERATIONS IN RUB

	Three months ended March 31,
In millions of RUB (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	69,247	66,351	4%
Mobile service revenue	54,933	54,282	1%
- of which FMC	2,223	1,709	30%
- of which mobile data	15,021	15,138	-1%
Fixed-line service revenue	8,502	8,867	-4%
Sales of equipment, accessories and other	5,812	3,202	82%
Operating expenses	38,313	41,147	-7%
Adjusted EBITDA	30,934	25,204	23%
Adjusted EBITDA margin	44.7%	38.0%	6.7pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2019	2018	‘18-19 % change

Mobile
Customers in millions	54.2	56.3	-4%
Mobile data customers in millions	35.1	36.7	-4%
ARPU in US$	5.0	5.5	-9%
ARPU in RUB	333	315	6%

TOTAL OPERATING REVENUE
Our total operating revenue in Russia decreased by 10% year-on-year, primarily due to the devaluation of the Russian ruble. In functional currency terms, total operating revenue increased by 4% year-on-year due to the strong growth in sales of equipment and accessories, positive ARPU dynamics and increase in value added service revenue.
ADJUSTED EBITDA
Our Russia Adjusted EBITDA increased by 6% year-on-year to US$468 million, primarily due to the capitalization of lease costs upon adoption of IFRS 16 on January 1, 2019, which was partially offset by the devaluation of the Russian ruble.
In functional currency terms, our Russia Adjusted EBITDA increased by 23%.
SELECTED PERFORMANCE INDICATORS
The number of mobile customers and the number of mobile data customers in Russia decreased year-on-year in each case driven by a reduction in gross sales through alternative distribution channels after the expansion of Beeline monobrand stores during FY 2018.
Our mobile ARPU in Russia decreased by 9% year-on-year to US$5.0, mainly due to the devaluation of the Russian ruble. In functional currency terms, mobile ARPU in Russia increased by 6% year-on-year to RUB 333, mainly driven by increased ARPU of voice and data services.

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	8

PAKISTAN
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	362	368	-2%
Mobile service revenue	337	341	-1%
- of which mobile data	97	63	55%
Sales of equipment, accessories and other	25	27	-7%
Operating expenses	179	193	-7%
Adjusted EBITDA	183	175	5%
Adjusted EBITDA margin	50.6%	47.5%	3.1pp

RESULTS OF OPERATIONS IN PKR

	Three months ended March 31,
In millions of PKR (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	50,595	40,943	24%
Mobile service revenue	47,118	37,960	24%
- of which mobile data	13,599	7,003	94%
Sales of equipment, accessories and other	3,476	2,982	17%
Operating expenses	24,986	21,500	16%
Adjusted EBITDA	25,609	19,442	32%
Adjusted EBITDA margin	50.6%	47.5%	3.1pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2019	2018	‘18-19 % change

Mobile
Customers in millions	58.3	55.1	6%
Mobile data customers in millions	34.8	30.5	14%
ARPU in US$	2.0	2.1	-6%
ARPU in PKR	272	232	17%

TOTAL OPERATING REVENUE
In the three months ended March 31, 2019, our Pakistan total operating revenue decreased by 2% year-on-year to US$362 million as a result of the devaluation of the local currency. In functional currency terms, our Pakistan total operating revenue increased by 24% as a result of strong underlying performance in data and financial services driven by higher customer base and higher usage along with suspension of taxes collected from customers by mobile operators, which continued in Q1 2019 and provided the whole market with additional revenue growth.

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	9

ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA increased by 5% year-on-year to US$183 million in the three months ended March 31, 2019, primarily driven by revenue growth in functional currency terms, one-off tax related costs and capitalization of lease costs upon adoption of IFRS 16 on January 1, 2019, partially offset by devaluation of the local currency. In functional currency terms, our Pakistan Adjusted EBITDA increased by 32% year-on-year.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2019, we had 58.3 million customers in Pakistan, representing an increase of 6% year-on-year driven by data network expansion and growth in data subscribers. The number of mobile data customers increased by 14% year-on-year due to the factors discussed above for the number of customers.
In the three months ended March 31, 2019, our mobile ARPU in Pakistan decreased by 6% year-on-year to US$2.0 driven by a devaluation of the local currency. In functional currency terms, mobile ARPU in Pakistan increased by 17% year-on-year to PKR 272 driven mainly by one-off tax impact, increase in usage and several price monetization initiatives.

ALGERIA

RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	192	203	-5%
Mobile service revenue	192	201	-5%
- of which mobile data	53	43	21%
Sales of equipment, accessories and other	0	1	-59%
Operating expenses	103	112	-8%
Adjusted EBITDA	89	91	-2%
Adjusted EBITDA margin	46.3%	44.9%	1.4pp

RESULTS OF OPERATIONS IN DZD

	Three months ended March 31,
In millions of DZD (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	22,803	23,115	-1%
Mobile service revenue	22,747	22,983	-1%
- of which mobile data	6,262	4,960	26%
Sales of equipment, accessories and other	56	132	-57%
Operating expenses	12,250	12,744	-4%
Adjusted EBITDA	10,553	10,371	2%
Adjusted EBITDA margin	46.3%	44.9%	1.4pp

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	10

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2019	2018	‘18-19 % change

Mobile
Customers in millions	16.0	15.3	4%
Mobile data customers in millions	9.5	8.0	18%
ARPU in US$	4.0	4.4	-9%
ARPU in DZD	474	504	-6%

TOTAL OPERATING REVENUE
Our Algeria total operating revenue decreased by 5% year-on-year primarily due to decreased mobile ARPU as a result of competitive pressure in the market and the devaluation of the local currency. Data revenue growth remained strong due to higher usage and an increase in data customers as a result of the rollout of 3G and 4G/LTE networks. In functional currency terms, total operating revenue in Algeria decreased by 1% year-on-year.
ADJUSTED EBITDA
Our Algeria Adjusted EBITDA decreased by 2% year-on-year primarily due to the decrease in total revenues, as discussed above, coupled with an increase of technology and commercial costs. In functional currency terms, our Algeria Adjusted EBITDA increased by 2% year-on-year.
SELECTED PERFORMANCE INDICATORS
Customer base in our Algeria segment increased by 4% year-on-year driven by the success of their new prepaid proposition. Our mobile data customers in Algeria increased by 18% year-on-year mainly due to the acceleration of 3G and 4G/LTE network deployment and increased smartphone penetration.
In the three months ended March 31, 2019, our mobile ARPU in Algeria decreased by 9% year-on-year to US$4.0 mainly due to continued price competition in both voice and data services and local currency devaluation. In functional currency terms, our mobile ARPU in Algeria decreased by 6% year-on-year.

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	11

BANGLADESH
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	134	129	4%
Mobile service revenue	131	125	4%
- of which mobile data	27	20	35%
Sales of equipment, accessories and other	3	4	-23%
Operating expenses	74	83	-11%
Adjusted EBITDA	60	47	29%
Adjusted EBITDA margin	44.8%	36.1%	8.7pp

RESULTS OF OPERATIONS IN BDT

	Three months ended March 31,
In millions of BDT (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	11,213	10,730	4%
Mobile service revenue	10,951	10,392	5%
- of which mobile data	2,242	1,649	36%
Sales of equipment, accessories and other	262	338	-22%
Operating expenses	6,191	6,860	-10%
Adjusted EBITDA	5,022	3,870	30%
Adjusted EBITDA margin	44.8%	36.1%	8.7pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2019	2018	‘18-19 % change

Mobile
Customers in millions	33.0	32.2	2%
Mobile data customers in millions	20.4	18.1	12%
ARPU in US$	1.3	1.3	2%
ARPU in BDT	112	109	3%

TOTAL OPERATING REVENUE
Our Bangladesh total operating revenue increased by 4% year-on-year primarily due to an acceleration of data revenue growth resulting from network improvements during the quarter, following spectrum acquisition in Q1 2018 and enhanced network availability, along with the continued expansion of Banglalink’s distribution footprint. In functional currency terms, total operating revenue in Bangladesh increased by 4% year-on-year.
ADJUSTED EBITDA
Our Bangladesh Adjusted EBITDA increased by 29% year-on-year due to higher revenue, lower service costs impact of IFRS 16 adoption as of January 1, 2019 and lower commercial costs. In functional currency terms, our Bangladesh Adjusted EBITDA increased by 30% year-on-year.

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	12

SELECTED PERFORMANCE INDICATORS
Customers in our Bangladesh segment increased by 2% year-on-year to 33.0 million. The increase was mainly due to improved distribution and network availability. The number of mobile data customers increased by 12% year-on-year due to increased efforts to attract new customers, successful targeting of voice-only customers and network expansion with the acquisition of additional spectrum and 4G/LTE license in the first quarter of 2018.
Our mobile ARPU in Bangladesh increased by 2% year-on-year to US$1.3 mainly due increase data ARPU. In functional currency terms, mobile ARPU in Bangladesh increased by 3% year-on-year to BDT 112.

UKRAINE
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	188	156	20%
Mobile service revenue	175	145	21%
- of which mobile data	90	49	83%
Fixed-line service revenue	12	11	11%
Sales of equipment, accessories and other	1	1	75%
Operating expenses	70	68	3%
Adjusted EBITDA	118	89	33%
Adjusted EBITDA margin	62.9%	56.7%	6.3pp

RESULTS OF OPERATIONS IN UAH

	Three months ended March 31,
In millions of UAH (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	5,125	4,263	20%
Mobile service revenue	4,763	3,949	21%
- of which mobile data	2,454	1,341	83%
Fixed-line service revenue	329	295	11%
Sales of equipment, accessories and other	33	19	74%
Operating expenses	1,902	1,851	3%
Adjusted EBITDA	3,223	2,412	34%
Adjusted EBITDA margin	62.9%	56.6%	6.3pp

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2019	2018	‘18-19 % change

Mobile
Customers in millions	26.3	26.5	-1%
Mobile data customers in millions	15.4	12.9	19%
ARPU in US$	2.2	1.8	23%
ARPU in UAH	60	49	23%

TOTAL OPERATING REVENUE

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	13

Our Ukraine total operating revenue increased by 20% year-on-year to US$188 million in the three months ended March 31, 2019. The increase was primarily due to strong data revenue growth.
In functional currency terms, our Ukraine total operating revenue increased by 20% year-on-year.
ADJUSTED EBITDA
Our Ukraine Adjusted EBITDA increased by 33% year-on-year to US$118 million in the three months ended March 31, 2019, primarily due to higher revenues, as discussed above and lower service costs. In functional currency terms, our Ukraine Adjusted EBITDA increased by 34% year-on-year.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2019, we had 26.3 million mobile customers in Ukraine representing a decrease of 1% year-on-year. The decrease was a result of underperformance of new tariff portfolio. The number of our mobile data customers in Ukraine increased by 19% year-on-year mainly due to an increased sales focus on new and voice-only customers.
In the three months ended March 31, 2019, our mobile ARPU in Ukraine increased by 23% year-on-year to US$2.2 due to the introduction of a new tariff portfolio. In functional currency terms, mobile ARPU in Ukraine increased by 23% to UAH 60.
UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Three months ended March 31,
In millions of U.S. dollars (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	64	76	-16%
Mobile service revenue	63	75	-16%
- of which mobile data	28	23	23%
Fixed-line service revenue	0	1	-18%
Sales of equipment, accessories and other	0	0	-53%
Operating expenses	32	42	-23%
Adjusted EBITDA	32	34	-6%
Adjusted EBITDA margin	49.8%	44.8%	5.0pp

RESULTS OF OPERATIONS IN UZS

	Three months ended March 31,
In millions of UZS (except as indicated)	2019	2018	‘18-19 % change

Total operating revenue	534,673	616,683	-13%
Mobile service revenue	530,825	611,822	-13%
- of which mobile data	235,544	186,305	26%
Fixed-line service revenue	3,538	4,216	-16%
Sales of equipment, accessories and other	310	645	-52%
Operating expenses	268,244	340,609	-21%
Adjusted EBITDA	266,429	276,075	-3%
Adjusted EBITDA margin	49.8%	44.8%	5.1pp

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	14

SELECTED PERFORMANCE INDICATORS

	Three months ended March 31,
	2019	2018	‘18-19 % change

Mobile
Customers in millions	9.0	9.6	-6%
Mobile data customers in millions	5.6	5.2	8%
ARPU in US$	2.3	2.6	-11%
ARPU in UZS	19,446	21,152	-8%

TOTAL OPERATING REVENUE
Our Uzbekistan total operating revenue decreased by 16% year-on-year to US$64 million as a result of the negative impact from the reduction in mobile termination rates and the introduction of the 15% excise tax. In functional currency terms, our Uzbekistan total operating revenue decreased by 13% year-on-year.
ADJUSTED EBITDA
Our Uzbekistan Adjusted EBITDA decreased by 6% year-on-year to US$32 million in the three months ended March 31, 2019, primarily due to decreased total operating revenue discussed above partially offset by decreased lease costs upon adoption of IFRS 16 as of January 1, 2019. In functional currency terms, in the three months ended March 31, 2019, our Uzbekistan Adjusted EBITDA decreased by 3% year-on-year.
SELECTED PERFORMANCE INDICATORS
As of March 31, 2019, we had 9.0 million mobile customers in our Uzbekistan segment representing a decrease of 6% year-on-year. The decrease was mainly driven by scaled down acquisition activities. As of March 31, 2019, the number of our mobile data customers in Uzbekistan increased by 8% year-on-year to 5.6 million, primarily due to a strengthening of the data network which allowed increased penetration of smartphones and bundled offerings.
In the three months ended March 31, 2019, our mobile ARPU in Uzbekistan was US$2.3, representing a decrease of 11% year-on-year due to decreased voice ARPU partially offset by increased data ARPU. In functional currency terms, mobile ARPU in Uzbekistan decreased by 8% year-on-year.
HQ
Our HQ Adjusted EBITDA was US$292 million for the three months ended March 31, 2019, compared to negative US$80 million for the three months ended March 31, 2018, primarily attributable to a gain of US$350 million relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies. For further details on the revised arrangement with Ericsson refer to Note 4 of the interim condensed consolidated financial statements attached hereto.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
Working capital is defined as current assets less current liabilities.
As of March 31, 2019, we had negative working capital of US$1,505 million, compared to negative working capital of US$1,303 million as of December 31, 2018. The change was primarily due to increased financial liabilities upon adoption of IFRS 16 partially offset by increased trade and other receivables primarily relating to a gain of US$350 million as also discussed above.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short term and foreseeable long-term cash requirements.
CONSOLIDATED CASH FLOW SUMMARY
OPERATING ACTIVITIES

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	15

During the three months ended March 31, 2019, net cash flows from operating activities increased to US$805 million from US$702 million during the three months ended March 31, 2018. The increase was mainly due to lower interest and tax paid during Q1 2019 compared to Q1 2018.
INVESTING ACTIVITIES
During the three months ended March 31, 2019, our total payments for the purchase of property, equipment and intangible assets amounted to US$389 million compared to US$676 million during the three months ended March 31, 2018. The decrease was primarily connected to different phasing in acquisitions of network equipment.
During the three months ended March 31, 2019, we paid US$640 million and we received US$1,011 million during the three months ended March 31,2018, both primarily relating to amounts pledged as collateral for the Mandatory Tender Offer (“MTO”) with respect to the acquisition of the non-controlling interest of GTH.
Acquisitions and Dispositions
For information regarding our acquisitions and dispositions, see Notes 5 and 6 to our unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the three months ended March 31, 2019, net cash outflow for financing activities were US$389 million compared to net cash outflow of US$1,001 million during the three months ended March 31, 2018. The change of net cash flows from financing activities was mainly driven by the net repayment of borrowings during the three months ended March 31, 2018.
During the three months ended March 31, 2019, we repaid US$787 million relating mostly to the maturity of VEON Holdings BV bonds with a notional of US$571 million, and raised US$794 million net of fees paid for borrowings which related mostly to short-term drawings under the VEON Holdings BV Revolving Credit Facility.
INDEBTEDNESS
As of March 31, 2019, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,465 million, compared to US$7,298 million as of December 31, 2018. As of March 31, 2019, our debt includes overdrawn bank accounts related to cash-pooling program of US$73 million.
As of March 31, 2019 VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Loan from Sberbank	10.0000%	RUB	95,000	1,468	19.05.2022
VEON Holdings B.V.	Loan from Alfa Bank	8.8000%	RUB	17,500	270	30.08.2022
VEON Holdings B.V.	Loan from VTB	8.7500%	RUB	30,000	463	30.08.2022
VEON Holdings B.V.	Notes	3.9500%	USD	600	600	16.06.2021
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024
VEON Holdings B.V.	RCF utilisation	4.4928%	USD	310	310	11.04.2019
VEON Holdings B.V.	RCF utilisation	4.4818%	USD	300	300	18.04.2019
VEON Holdings B.V.	Cash-pool overdrawn accounts*				26
TOTAL VEON Holdings B.V.					4,916

GTH Finance B.V.	Notes	6.2500%	USD	500	500	26.04.2020
GTH Finance B.V.	Notes	7.2500%	USD	700	700	26.04.2023
TOTAL GTH Finance B.V.					1,200

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	262	262	02.02.2021
PJSC VimpelCom	Other PJSC VimpelCom				17

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	16

TOTAL PJSC VimpelCom					279

Pakistan Mobile Communications Limited	Sukuk Certificates	3 months KIBOR + 0.88%	PKR	1,725	12	20.12.2019
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.90%	PKR	2,667	19	23.12.2020
Pakistan Mobile Communications Limited	Loan from ING Bank N.V.	6 month LIBOR plus 1.9%	USD	137	137	31.12.2020
Pakistan Mobile Communications Limited	Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	10,667	76	23.12.2020
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.35%	PKR	5,463	39	29.06.2022
Pakistan Mobile Communications Limited	Syndicated loan facility	6 months KIBOR	PKR	4,848	34	31.12.2023
Pakistan Mobile Communications Limited	Syndicated loan facility	6 months KIBOR	PKR	3,213	23	31.12.2023
Pakistan Mobile Communications Limited	Syndicated loan via MCB Bank Limited	6 months KIBOR + 0.35%	PKR	17,000	121	29.06.2022
Pakistan Mobile Communications Limited	Other Pakistan Mobile Communications Limited				60
TOTAL Pakistan Mobile Communications Limited					521

Banglalink Digital Communications Ltd.	Senior Notes	8.6250%	USD	300	300	06.05.2019
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	8,853	106	24.12.2022
Banglalink Digital Communications Ltd.	Syndicated Loan Facility	Average bank deposit rate + 3.0%	BDT	2,791	33	24.12.2020
TOTAL Banglalink Digital Communications Ltd.					439

Optimum Telecom Algérie S.p.A.	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate + 2.0% (floor 5.5%)	DZD	7,500	63	30.12.2019
TOTAL Optimum Telecom Algérie S.p.A.					63

Other entities	Cash-pool overdrawn accounts*				47
Total VEON consolidated					7,465
* As of March 31, 2019, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$73 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt.
For additional information on our outstanding indebtedness, please refer to Note 7 of our unaudited interim condensed consolidated financial statements attached hereto.
FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the three months ended March 31, 2019, our capital expenditures excluding licenses and excluding right-of-use assets were US$444 million compared to US$355 million in the three months ended March 31, 2018. The increase in capital expenditures excluding licenses and excluding right-of-use assets was primarily due to continued investments in network development in Russia.
We expect that our capital expenditures excluding licenses and excluding right-of-use assets in 2019 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant throughout the rest of 2019.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	Cash we currently hold;

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	17

•	Operating cash flows;

•	Export credit agency guaranteed financing;

•	Borrowings under bank financings, including credit lines currently available to us;

•	Syndicated loan facilities; and

•	Issuances of debt securities on local and international capital markets.

As of March 31, 2019, we had an undrawn amount of US$1,179 million under existing credit facilities.
Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of March 31, 2019, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
We hold approximately 31% of our readily available cash and bank deposits in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
For more information on risks associated with currency exchange rates, see the section of our 2018 Annual Report entitled “Item 3—Key Information—D. Risk Factors— Market Risks —We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.
As of March 31, 2019, the interest rate risk on the financing of our group was limited as 82% of our group’s total debt was fixed rate debt.

VEON Ltd	Management's Discussion and analysis of Financial Condition and Results of Operations	18

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the three-month period
ended March 31, 2019

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
20

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the three-month period ended March 31

(In millions of U.S. dollars, except per share amounts)	Note	2019	2018*

Service revenues		2,005	2,156
Sale of equipment and accessories		89	61
Other revenues / other income		30	33
Total operating revenues	2	2,124	2,250

Service costs		(368)	(438)
Cost of equipment and accessories		(90)	(59)
Selling, general and administrative expenses		(718)	(899)
Other operating gains / (losses)	4	350	—
Depreciation		(403)	(354)
Amortization		(94)	(126)
Impairment (loss) / reversal		(6)	(3)
Gain / (loss) on disposal of non-current assets		(7)	(17)

Operating profit		788	354

Finance costs		(211)	(217)
Finance income		14	19
Other non-operating gain / (loss), net		4	(9)
Net foreign exchange gain / (loss)		14	12
Profit / (loss) before tax from continuing operations		609	159

Income tax expense	3	(79)	(117)

Profit / (loss) for the period from continuing operations		530	42

Profit / (loss) after tax from discontinued operations		—	(130)
Profit / (loss) for the period from discontinued operations		—	(130)

Profit / (loss) for the period		530	(88)

Attributable to:
The owners of the parent (continuing operations)		495	18
The owners of the parent (discontinued operations)		—	(130)
Non-controlling interest		35	24
		530	(88)

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
From continuing operations		$0.28	$0.01
From discontinued operations		$0.00	($0.07)
Total		$0.28	($0.06)
* Prior year comparatives are restated following the disposal of Italy Joint Venture and retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation and amortization charges in respect of Deodar in 2018

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
21

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three-month period ended March 31

(In millions of U.S. dollars)	Note	2019	2018*

Profit / (loss) for the period		530	(88)

Items that may be reclassified to profit or loss
Net movement on cash flow hedges		—	(3)
Share of other comprehensive income / (loss) of joint ventures		—	(12)
Foreign currency translation		56	33

Other comprehensive income / (loss) for the period, net of tax		56	18

Total comprehensive income / (loss) for the period, net of tax		586	(70)

Attributable to:
The owners of the parent		564	(84)
Non-controlling interests		22	14
		586	(70)
* Prior year comparatives are restated following the disposal of Italy Joint Venture and retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation and amortization charges in respect of Deodar in 2018

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
22

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of

(In millions of U.S. dollars)	Note	March 31, 2019	December 31, 2018

Assets
Non-current assets
Property and equipment	5	7,110	4,932
Intangible assets	6	1,820	1,854
Goodwill	6	3,951	3,816
Deferred tax assets		190	197
Other assets		151	193
Total non-current assets		13,222	10,992

Current assets
Inventories		166	141
Trade and other receivables		845	577
Other financial assets	7	729	88
Current income tax assets		114	112
Other assets		314	367
Cash and cash equivalents	8	1,265	1,808
Assets classified as held for sale		21	17
Total current assets		3,454	3,110

Total assets		16,676	14,102

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		3,933	3,670
Non-controlling interests		(898)	(891)
Total equity		3,035	2,779

Non-current liabilities
Other financial liabilities	7	8,346	6,567
Provisions		123	110
Deferred tax liabilities		174	180
Other liabilities		39	53
Total non-current liabilities		8,682	6,910

Current liabilities
Trade and other payables		1,478	1,432
Other financial liabilities	7	1,782	1,289
Provisions		205	234
Current income tax payables		201	196
Other liabilities		1,284	1,258
Liabilities associated with assets held for sale		9	4
Total current liabilities		4,959	4,413

Total equity and liabilities		16,676	14,102

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
23

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three-month period ended March 31, 2019

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity

As of December 31, 2018*		1,749,127,404	2	12,753	743	(1,415)	(8,416)	3,667	(892)	2,775

Profit / (loss) for the period		—	—	—	—	495	—	495	35	530
Other comprehensive income / (loss)		—	—	—	—	2	67	69	(13)	56
Total comprehensive income / (loss)		—	—	—	—	497	67	564	22	586

Dividends declared	10	—	—	—	—	(297)	—	(297)	(24)	(321)
Other		—	—	—	1	(2)	—	(1)	(4)	(5)
As of March 31, 2019		1,749,127,404	2	12,753	744	(1,217)	(8,349)	3,933	(898)	3,035
for the three-month period ended March 31, 2018

			Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity

As of December 31, 2017**		1,749,127,404	2	12,753	729	(1,486)	(7,667)	4,331	(441)	3,890
Adjustments arising due to IFRS 9 and IFRS 15		—	—	—	—	46	—	46	11	57
As of January 1, 2018		1,749,127,404	2	12,753	729	(1,440)	(7,667)	4,377	(430)	3,947

Profit / (loss) for the period		—	—	—	—	(112)	—	(112)	24	(88)
Other comprehensive income / (loss)		—	—	—	(17)	—	45	28	(10)	18
Total comprehensive income / (loss)		—	—	—	(17)	(112)	45	(84)	14	(70)

Dividends declared	10	—	—	—	—	(299)	—	(299)	—	(299)
Legal reserves			—	—	1	(1)	—	—	—	—
As of March 31, 2018		1,749,127,404	2	12,753	713	(1,852)	(7,622)	3,994	(416)	3,578
* Opening balance 2018 are restated following the adoption of IFRS 16 (see Note 14)
** Prior year comparatives are restated following retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation and amortization charges in respect of Deodar in 2018.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
24

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of U.S. dollars)	Note	2019	2018*

Operating activities
Profit / (loss) before tax from continuing operations		609	159
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		503	483
Gain / (loss) on disposal of non-current assets		7	17
Finance income		(14)	(19)
Finance costs		211	217
Other non-operating losses		(4)	9
Net foreign exchange gain		(14)	(12)

Changes in trade and other receivables and prepayments		(289)	45
Changes in inventories		(20)	(50)
Changes in trade and other payables		27	101
Changes in provisions and pensions		15	32

Interest paid		(147)	(194)
Interest received		16	18
Income tax paid		(95)	(104)

Net cash flows from operating activities		805	702

Investing activities
Purchase of property, plant and equipment and intangible assets		(389)	(676)
Receipts from / (payment on) deposits		(640)	1,011
Receipts from / (investment in) financial assets		—	21
Other proceeds from investing activities, net		3	12

Net cash flows from / (used in) investing activities		(1,026)	368

Financing activities
Acquisition of non-controlling interest		(5)	—
Proceeds from borrowings, net of fees paid **	7	794	390
Repayment of borrowings		(787)	(1,105)
Repayment of lease liabilities (principal element of lease payments)		(77)	—
Dividends paid to owners of the parent		(284)	(286)
Dividends paid to non-controlling interests		(30)	—

Net cash flows from / (used in) financing activities		(389)	(1,001)

Net (decrease) / increase in cash and cash equivalents		(610)	69
Net foreign exchange difference		11	10

Cash and cash equivalents at beginning of period		1,791	1,314

Cash and cash equivalents at end of period, net of overdraft ***	8	1,192	1,393
* Prior year comparatives are restated following the disposal of Italy Joint Venture and retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation and amortization charges in 2018.
** Fees paid for borrowings were US$6 (2018: US$5)
*** Overdrawn amount was US$73 (2018: US$ nil)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
25

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP

1	GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON earns revenues by providing voice and data telecommunication services through a range of mobile and fixed-line technologies. As of March 31, 2019, the Company operated telecommunications services in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Armenia, Georgia and Kyrgyzstan.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).
In the notes to these interim condensed consolidated financial statements, prior year comparatives are restated following the retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation charges in respect of Deodar assets. In addition, the Italy Joint Venture was classified as a discontinued operation during 2018, resulting in the reclassification of share of profit / (loss) of the Italy Joint Venture to ‘Profit / (loss) after tax from discontinued operations’ for the comparative periods (for more details, please refer to Note 10 of the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2018).
Major developments in Q1 2019
On January 1, 2019, the Company has adopted a new accounting standard – IFRS 16 Leases – using the modified retrospective approach. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2019 and that comparatives were not restated. For more details please refer to Note 14.
On February 10, 2019, VEON submitted an application to the Egyptian Financial Regulatory Authority (the “FRA”) to approve a mandatory tender offer (“MTO”) by VEON Holdings B.V. for any and all of the outstanding shares of Global Telecom Holding S.A.E. (“GTH”) which are not owned by VEON. For more details please refer to Note 4.
In February 2019 the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years. The parties have signed binding terms to vary the existing agreements and as a result VEON will receive US$350 during the first half of 2019. Please see Note 4 for more details.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
26

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

OPERATING ACTIVITIES OF THE GROUP

2	SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets and other non-operating gains / losses (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses (“Capital expenditures”).
As of January 1, 2019, the Company adopted a new accounting standard IFRS 16 Leases. Accordingly, operating lease expenses are no longer recorded in the income statement but instead are considered in recording a lease liability in the statement of financial position. The Company applied a modified retrospective approach, which means that the comparatives were not restated. Refer to Note 14 for more details. As a result, Adjusted EBITDA in 2019 is not comparable to Adjusted EBITDA 2018. The impact on Adjusted EBITDA 2019 stemming from IFRS 16 is set out in the table below.
Financial information by reportable segment for the three-month period ended March 31 is presented in the following tables.

	External customers		Inter-segment		Total revenue		Of which:

							Mobile		Fixed
Revenue	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Russia	1,042	1,162	6	4	1,048	1,166	919	1,010	129	156
Pakistan	352	367	10	1	362	368	362	368	—	—
Algeria	192	201	—	2	192	203	192	203	—	—
Bangladesh	134	129	—	—	134	129	134	129	—	—
Ukraine	180	151	8	5	188	156	175	145	13	11
Uzbekistan	64	76	—	—	64	76	63	75	1	1
HQ	—	—	—	—	—	—	—	—	—	—
Other	160	164	(24)	(12)	136	152	99	132	37	20
Total segments	2,124	2,250	—	—	2,124	2,250	1,944	2,062	180	188

	Adjusted EBITDA		Capital expenditures excluding licenses*
Other disclosures	2019	2018**	2019	2018***

Russia	468	443	226	158
Pakistan	183	175	51	66
Algeria	89	91	18	14
Bangladesh	60	47	14	55
Ukraine	118	89	29	26
Uzbekistan	32	34	25	9
HQ	296	(80)	—	3
Other	52	55	26	24
Total segments	1,298	854	389	355
* Excluding right-of-use assets recognized upon adoption of IFRS 16
** Impact from IFRS 16 is not included in the 2018 comparative numbers following a modified retrospective approach.
*** Prior period comparatives have been restated to exclude certain costs, such as cost to acquire telecommunication licenses.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
27

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The following table provides the reconciliation of consolidated Adjusted EBITDA to Profit / (loss) before tax for the three-month period ended March 31:

	2019	2018
Total Segments Adjusted EBITDA	1,298	854

Depreciation	(403)	(354)
Amortization	(94)	(126)
Impairment (loss) / reversal	(6)	(3)
Gain / (loss) on disposal of non-current assets	(7)	(17)
Finance costs	(211)	(217)
Finance income	14	19
Other non-operating gain / (loss), net	4	(9)
Net foreign exchange gain	14	12

Profit / (loss) before tax	609	159
The following table provides the details that the adoption of IFRS 16 had on Adjusted EBITDA for the three-month period ended March 31, 2019 for each operating segment:

	Adjusted EBITDA pre-IFRS 16	Impact of IFRS 16	Adjusted EBITDA post-IFRS 16

Russia	386	82	468
Pakistan	170	13	183
Algeria	81	8	89
Bangladesh	50	10	60
Ukraine	113	5	118
Uzbekistan	31	1	32
HQ	292	—	292
Other	49	7	56
Total segments	1,172	126	1,298

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
28

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

3	INCOME TAXES
Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at reporting date, and any adjustment to tax payable or receivable in respect of previous years.
Income tax expense consisted of the following for the three-month period ended March 31:

	2019	2018*

Current income taxes	87	132
Deferred income taxes	(8)	(15)

Income tax expense	79	117

Effective tax rate	12.9%	73.6%
* Effective tax rate for prior year has been recalculated based on restated profit / (loss) before tax from continuing operations, arising from classification of the Italy Joint Venture as a disposal group held for sale and its subsequent sale in 2018.
The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the three-month period ended March 31, 2019 (12.9%) was mainly driven by income within holding entities in the Netherlands offset by previous years unrecognized losses.
In the first quarter of 2018, the difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group (73.6%) was mainly driven by profitability in countries with a higher nominal rate and income tax losses, primarily within holding entities in the Netherlands, for which no deferred tax-asset has been recognized.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
29

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

INVESTING ACTIVITIES OF THE GROUP

4	SIGNIFICANT TRANSACTIONS
Mandatory tender offer application in relation to Global Telecom Holding S.A.E.
On February 10, 2019, VEON submitted an application to the Egyptian Financial Regulatory Authority (the “FRA”) to approve a mandatory tender offer (“MTO”) by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing approximately 42.31% of GTH’s issued shares). The MTO will be funded by cash on hand and/or the utilization of undrawn credit facilities. The proposed offer price under the MTO is EGP 5.30 per share. The MTO is currently being reviewed by the FRA and will commence when FRA approval is granted. Any increase of the Company’s interest in GTH will be accounted for directly in equity upon closing of the transaction. Following the submission of the MTO application, the Company deposited US$645, which is recorded as other financial asset on the statement of financial position and represents a cash outflow from investing activities in the statement of cash flows.
Revised technology infrastructure partnership with Ericsson
On February 25, 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. This revised arrangement enables VEON to continue upgrading IT infrastructure with new digital business support systems (DBSS) using existing software from Ericsson which is already deployed in certain operating companies within VEON. The parties have signed binding terms to vary the existing agreements and as a result VEON will receive US$350 during the first half of 2019. The settlement amount was recorded in the income statement within ‘Other operating gains / (losses)’.
In March 2019, the Company collected US$175, shown as an operating cash flow within the statement of cash flows, with a remaining balance to be received in June 2019.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
30

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

5	PROPERTY AND EQUIPMENT
The movement in property and equipment for the three-month period ended March 31 included the following:

	2019	2018

Right-of-use assets upon adoption of IFRS 16 (Note 14)	2,023	—
Cost of acquired assets	392	314
Net book value of assets disposed	19	24
Right-of-use assets arising from lease contract primarily relate to land for network sites, network infrastructure and equipment and buildings.
6    INTANGIBLE ASSETS
There were no material changes to intangible assets during the three-month period ended March 31, 2019.
GOODWILL
The movement in goodwill for the Group, per cash generating unit (“CGU”), consisted of the following for the three-month period ended March 31, 2019:

CGU	March 31, 2019	Currency translation	December 31, 2018

Russia	2,166	148	2,018
Algeria	1,163	(13)	1,176
Pakistan	369	(2)	371
Kazakhstan	155	2	153
Kyrgyzstan	54	—	54
Uzbekistan	44	—	44

Total	3,951	135	3,816
Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. The key assumptions used to determine the recoverable amount for the different CGU’s were disclosed in the annual consolidated financial statements as of and for the year ended December 31, 2018.
The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.
There was no goodwill impairment recorded in the first quarter of 2019 or 2018.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
31

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

FINANCING ACTIVITIES OF THE GROUP

7	OTHER FINANCIAL ASSETS AND LIABILITIES
The other financial assets and financial liabilities consisted of the following as of each reporting date:

Financial assets	March 31, 2019	December 31, 2018

Financial assets at fair value through profit or loss
Derivatives not designated as hedges	7	14
Derivatives designated as net investment hedges	—	45
Investments in debt instruments *	34	36
Other	5	3
	46	98

Financial assets at amortized cost
Cash pledged as collateral (see Note 4)	664	31
Other investments	30	17
	694	48

Total financial assets	740	146
Non-current	10	58
Current	730	88
* Investments in debt instruments relate primarily to government bonds and are measured at fair value through other comprehensive income (with recycling).

Financial Liabilities	2019	2018
Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges	57	65
Derivatives designated as net investment hedges	45	—
Contingent consideration	40	40
Other	—	2
	142	107

Financial liabilities at amortized cost
Bank loans and bonds, including interest accrued	7,553	7,366
Lease liabilities	2,066	—
Put-option liability over non-controlling interest	317	306
Other financial liabilities	50	77

	9,986	7,749

Total financial liabilities	10,128	7,856
Non-current	8,346	6,567
Current	1,782	1,289
There were no significant changes in financial assets and liabilities in the three-month period ended March 31, 2019, except for the scheduled repayments of debt, new borrowing related to MTO (see Note 4) and adoption of IFRS 16

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
32

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

Leases. Furthermore, there were no changes in risks and risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018.
As mentioned in Note 2 of these interim condensed consolidated financial statements, upon transition to IFRS 16, the Company has recognized the lease liability measured upon initial recognition at the present value of the future lease and related fixed services payments over the lease term, discounted with the country specific incremental borrowing rate. See also Note 14 for more details.
The fair value of financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date. The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.
As of March 31, 2019, the fair values of all financial assets and liabilities are equal to or approximate their respective carrying amounts as shown in the table above, with the exception of Bank loans and bonds, including interest accrued, for which fair value is equal to US$7,714 (2018: US$7,430) and lease liabilities, for which fair value has not been determined.
The fair value of derivative financial instruments is determined using the discounted cash flows technique. Observable inputs (Level 2) used in the valuation techniques include LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads.
Fair value hierarchy
As of March 31, 2019, and December 31, 2018, the Group recognized financial instruments at fair value in the statement of financial position.
The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation; it does not depend on the type of valuation techniques used:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: unobservable inputs are used for the asset or liability
As of March 31, 2019, and December 31, 2018, all financial assets or financial liabilities carried at fair value were measured based on Level 2 inputs, except for Contingent consideration, for which fair value is classified as Level 3.
Transfers into and out of fair value hierarchy levels are recognized at the end of the reporting period (or the date of the event or change in circumstances that caused the transfer). On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.
During the three-month period ended March 31, 2019, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
The reconciliation of movements relating to financial instruments classified in Level 3 of the fair value hierarchy:

Financial liabilities at fair value through profit or loss	Contingent consideration

As of December 31, 2018	40

As of March 31, 2019	40
All impairment losses and changes in fair values of financial instruments are unrealized and are recorded in “Other non-operating losses” in the consolidated income statement.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
33

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

8	CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	March 31, 2019	December 31, 2018

Cash and cash equivalents at banks and on hand	843	756
Short-term deposits with original maturity of less than three months	422	1,052
Cash and cash equivalents	1,265	1,808
Less overdrafts	(73)	(17)
Cash and cash equivalents, net of overdrafts, as presented in the consolidated statement of cash flows	1,192	1,791

As of March 31, 2019, and December 31, 2018, there were no restricted cash and cash equivalent balances. Cash balances as of March 31, 2019 include investments in money market funds of US$169 (December 31, 2018: US$349).
As of March 31, 2019, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$73 (2018: US$17). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
34

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

9	ISSUED CAPITAL
As of March 31, 2019, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares

L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	156,703,840	8.9%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float, including 7,603,731 shares held by a subsidiary of the Company	613,454,732	34.9%
Total outstanding common shares	1,756,731,135	100.0%
* LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
35

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

10	DIVIDENDS PAID AND PROPOSED
On February 25, 2019, the Company announced that the VEON’s Board of Directors approved a final dividend of US 17 cents per share, bringing total 2018 dividends to US 29 cents per share. The record date for the Company’s shareholders entitled to receive the final dividend payment has been set for March 8, 2019. The final dividend was paid on March 20, 2019. The Company made appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s share depositary, The Bank of New York Mellon. For ordinary shareholders via Euronext Amsterdam, the final dividend of US 17 cents was paid in euro.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
36

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

ADDITIONAL INFORMATION

11	RELATED PARTIES
For the three-month period ended March 31, 2019, there were no material transactions and there were no material balances recognized with related parties as of this date.
COMPENSATION TO DIRECTORS AND SENIOR MANAGERS OF THE COMPANY
Value growth cash-based long-term incentive plans
The carrying value of obligations under the Value-growth cash based long-term incentive plan (the “LTI Plan”) as of March 31, 2019 and December 31, 2018, respectively, was equal to US$27 and US$35. Included within ‘Selling, general and administrative expenses’ for the three-month periods ended March 31, 2019 is a gain of US$8 (2018: gain of US$47) relating to share-based payment expense under the LTI Plan.

12	RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
There were no material risks, commitments, contingencies and uncertainties that occurred during the three-month period ended March 31, 2019, and there were no material changes during the same period to the risks, commitments, contingencies and uncertainties as disclosed in the Note 8 and Note 9 in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018.
As a result of the adoption of IFRS 16 all lease commitments were included into lease liabilities recognized in the interim condensed consolidated statement of financial position as of January 1, 2019. For reconciliation of the Company’s operating lease commitments as of December 31, 2018, to the lease liabilities recognized on January 1, 2019 please refer to Note 14.

13	EVENTS AFTER THE REPORTING PERIOD
Banglalink Digital Communications Limited announced new syndicated term facility agreement
On April 25, 2019, the Company announced that its subsidiary, Banglalink Digital Communications Limited (“Banglalink”), has entered into a new US$300 syndicated term facility agreement with several international banks. The facility is guaranteed by VEON Holdings B.V. for nil consideration. The facility has a tenor of 12 months with extension option for another 24 months upon agreement with the lenders, and will be used to refinance the principal amount of Banglalink’s US$300 bond that matures on May 6, 2019. The Ordinary General Assembly meeting that is scheduled for June 26, 2019 related to the rights issue remains unchanged.
Dispute concerning sale of Telecel Globe Limited
GTH and Niel Natural Resources Investments S.A. ("Niel") entered into a Share Purchase Agreement on 28 March 2013, as amended from time to time (the “SPA”) in relation to the proposed purchase by Niel of GTH's majority stake in Telecel Globe Limited ("Telecel") and telecommunications operations in the Central African Republic and Burundi. The parties subsequently entered into three amendments to the original SPA between April and August 2013 due to Niel’s failure to timely close the intended transaction. Pursuant to the terms of the amendments, the parties extended the Longstop Date each time in exchange for payments of deposits by Niel. As Niel ultimately failed to close the intended transaction, the deposits paid to GTH were not refunded (US$50), which was in accordance with the terms of the SPA which is no longer in force. GTH completed the sale of Telecel in October 2014 to another purchaser for consideration less than had been agreed with Niel. In 2019, Niel commenced an LCIA arbitration in relation to the deposit monies retained by GTH and, in the Dutch courts, obtained an ex parte order freezing GTH’s bank accounts in The Netherlands and other pre-award security. GTH plans to vigorously contest Niel’s arbitration claims and otherwise defend against all proceedings and actions.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
37

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

14	BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the three-month period ended March 31, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2018.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018.
A number of new and amended standards became effective as of January 1, 2019, the impact of which is described below. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.
IFRIC 23 ‘Uncertainty over income tax treatments’
The Interpretation clarifies the application of recognition and measurement requirements in IAS 12 ‘Income Taxes’ when there is uncertainty over income tax treatments. The Group has assessed the impact of IFRIC 23, which was not material to the financial statements of the Group upon adoption in 2019.
IFRS 16 ‘Leases’
IFRS 16 replaced IAS 17 Leases, the former lease accounting standard and became effective on January 1, 2019. Under the new lease standard assets leased by the Company are being recognized on the statement of financial position of the Company with a corresponding liability.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
38

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

In 2018, the Group has performed a detailed impact assessment of IFRS 16 and the impact on its adoption was as follows:

	December 31, 2018	Impact of IFRS 16	January 1, 2019
Assets
Non-current assets
Property and equipment
Property and equipment	4,932	(71)	4,861
Right-of-use assets	—	2,023	2,023
Intangible assets	1,854	(15)	1,839
Goodwill	3,816	—	3,816
Deferred tax assets	197	—	197
Other financial assets	193	(1)	192
Total non-current assets	10,992	1,936	12,928

Current assets
Trade and other receivables	577	—	577
Other current assets	2,516	(61)	2,455
Total current assets	3,093	(61)	3,032

Assets classified as held for sale	17	4	21

Total assets	14,102	1,879	15,981

Equity
Equity attributable to equity owners of the parent	3,670	(3)	3,667
Non-controlling interests	(891)	(1)	(892)
Total equity	2,779	(4)	2,775

Non-current liabilities
Financial liabilities	6,567	(45)	6,522
Provisions	110	—	110
Lease liabilities	—	1,638	1,638
Deferred tax liabilities	180	—	180
Other liabilities	53	(9)	44
Total non-current liabilities	6,910	1,584	8,494

Current liabilities
Trade and other payables	1,432	(54)	1,378
Other financial liabilities	1,289	(6)	1,283
Lease liabilities	—	361	361
Provisions	398	(3)	395
Other liabilities	1,290	(3)	1,287
	4,409	295	4,704

Liabilities associated with assets held for sale	4	4	8

Total equity and liabilities	14,102	1,879	15,981
The Company, as a lessee, recognizes a right-of-use asset and a lease liability on the lease commencement date.
Upon initial recognition the right-of-use asset is measured as the amount equal to initially measured lease liability adjusted for lease prepayments, initial direct cost, lease incentives and the discounted estimated asset retirement obligation. Subsequently, the right-of-use asset is measured at cost net of any accumulated depreciation and

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
39

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

accumulated impairment losses. Depreciation is calculated on a straight-line basis over the shorter estimated useful lives of the right-of-use assets or the lease term.
The lease liability was measured upon initial recognition at the present value of the future lease and related fixed services payments over the lease term, discounted with the country specific incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequently lease liabilities are measured at amortized cost using the effective interest rate method.
Right-of-use assets and lease liabilities will be remeasured subsequently if one of the following events occurs:

•	Change in lease price due to indexation or rate which has become effective in reporting period

•	Modifications to the lease contract

•	Reassessment of the lease term
Leases of non-core assets and not related to the main operating activities of the Group, which are short-term in nature (less than 12 months including extension options) and leases of low-value items are expensed in the Income Statement as incurred.
Transition
The Company adopted IFRS 16 on the date the standard became effective, January 1, 2019. The Group adopted the standard using the modified retrospective approach. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2019 and that comparatives were not restated.
The Group used the following practical expedients when adopting IFRS 16 on its effective date:

•
IFRS 16 applied only to contracts that were previously assessed as leases in accordance with the previous IFRS standards (IAS 17 Leases and IFRIC 4 Determining whether and Arrangement contains a Lease);

•	a single discount rate applied to a portfolio of leases with reasonably similar characteristics as permitted by IFRS 16;

•	initial direct cost was excluded from the measurement of the right-of-use asset as at January 1, 2019;

•	the Group’s onerous contract provision process used as the impairment assessment of right-of-use assets upon transition.
The weighted-average incremental rate applied to lease liabilities recognized on January 1, 2019 was 9.62%.
Carrying values of property and equipment and financial liabilities related to finance leases as of December 31, 2018 were reclassified to right-of-use assets and lease liabilities, respectively on January 1, 2019. These carrying values related to finance leases were not remeasured at the transition date.
Significant judgements upon adoption IFRS 16
IFRS 16 requires the Company to assess the lease term as the non-cancelable lease term in line with the lease contract together with the period for which the Company has extension options which the Company is reasonably certain to exercise and the periods for which the Company has termination options for which the Company is not reasonably certain to exercise those termination options.
A significant portion of the lease contracts included within Company’s lease portfolio includes lease contracts which are extendable through mutual agreement between VEON and the lessor or lease contracts which are cancelable by the Company on immediately or on short notice. In assessing the lease term for the adoption of IFRS 16, the Company concluded that these cancelable future lease periods should be included within the lease term, which represents an increase to the future lease payments used in determining the lease liability upon initial recognition. The reasonably certain period used to determine the lease term is based on facts and circumstances related to the underlying leased asset and lease contracts.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
40

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The following table reconciles the Company’s operating lease commitments as of December 31, 2018, to the lease liabilities recognized upon initial application of IFRS 16 on January 1, 2019.

US$

Operating lease commitments as of December 31, 2018	632
Increase in lease commitments of cancelable leases included in reasonably certain lease term	1,846
Use of IFRS 16 practical expedients (old lease accounting continues for exceptions)	(4)
Leases commencing subsequent to transition date committed to as of December 31, 2018	(47)
Accruals included in the lease liability calculation	59
Other	22
Total undiscounted lease payments which are reasonably certain	2,508

Discounting effect using incremental borrowing rate	(559)
IAS 17 finance lease liabilities recognized on balance sheet as of December 31, 2018 (discounted)	54

IFRS 16 Lease liability recognized on balance sheet as of January 1, 2019	2,003

IFRS 16 lease liability presented as:
Non-current	1,638
Current	361
Liabilities associated with assets held for sale	4
2,003

Amsterdam, May 2, 2019
VEON Ltd.

VEON Ltd	Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2019
41